UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

CONTENTS

        Attached hereto is a copy of the Registrant’s press release dated August 13, 2008, reporting results for the three months ended June 30, 2008.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2008	Top Image Systems Ltd. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

FOR IMMEDIATE RELEASE	EARNING RELEASE
Top Image Systems Reports Second Quarter 2008 Results

– Quarterly revenues of $8.3 million and operating income of $0.3 million
– Conference call today at 10:00 am ET to discuss results

Tel Aviv, Israel – August 13, 2008 – Top Image Systems, Ltd. (NASDAQ: TISA, TASE: TISA), the leading innovator of data capture solutions, today announced its financial results for the second quarter, ended June 30, 2008.

Second Quarter Highlights

–	Revenues reached $8.3 million, up 36% year-over-year
–	Operating income of $297 thousand
–	Sales pipeline stands at a record of around $110 million
–	Improved gross margin to 59% from 50% in the previous quarter

Second Quarter 2008 Results

Revenues for the quarter increased 36% reaching $8.3 million, compared to $6.1 million in the second quarter of last year, and a decrease of 10% over the $9.3 million reported in the prior quarter. Approximately, 49% of second quarter revenues were generated from products and 51% from services.

Operating income for the quarter totaled $297 thousand, a substantial improvement from the operating income of $65 thousand for the second quarter of 2007 and a decrease of 32% compared to the operating income of $435 thousand reported in the prior quarter.

The Company adopted Financial Accounting Standard Board Statement no. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”) as of the start of 2008. Therefore the Company’s debenture is currently accounted for at fair value. This fair value is based on a base debenture market price, and is volatile on daily basis and the exchange rate between the Israeli shekel and US dollar. While the debenture value fluctuation affects financial expenses, it has no affect on operating income.

On a GAAP basis, net loss for the quarter totaled $1.3 million compared to a net loss of $97 thousand in the second quarter last year, and a $1.3 million net income in the prior quarter. GAAP fully diluted loss per share in the second quarter totaled $0.140, compared to fully diluted loss per share of $0.011 in the second quarter of 2007, and fully diluted loss per share of $0.131 in the prior quarter.

Non-GAAP net loss for the quarter totaled $1.3 million, compared to a non-GAAP net income of $0.1 million in the second quarter of 2007 and a net income of $1.6 million in the prior quarter.

Non-GAAP net income (loss) excludes stock option compensation and amortization of intangible acquired assets, which totaled a negligible amount in the second quarter of 2008, $0.2 million in the second quarter of 2007 and $0.3 million in the prior quarter. A reconciliation between net income (loss) on a GAAP basis and a non-GAAP basis is included at the end of this press release.

Management comment

Dr. Ido Schechter, Top Image Systems’ CEO, commented: “The first half of 2008 was very exciting and the strongest first half in our Company’s history. We harvested the fruits of our investment during 2007 in building a strong infrastructure. Our operations in Europe and the Americas are performing very well and the transition from a sales mix favoring hardware and third party components to software and service in APAC is progressing according to our plans. TIS has established itself as the clear global technological leader in document capture solutions, which has given us significant traction in all our markets.”

“Our progress in the first half of the year reflects our synergistic M&A activities last year, and the restructuring completed at the end of the year. In addition, the company saw some additional positive trends. Our sales team is executing at high levels; sales cycles are shrinking; the sales mix is improving; and our pipeline is growing. We are proud that the investments we have made both in infrastructure and on acquisitions are meaningfully contributing to the company’s positive momentum as we enter the second half of 2008,” concluded Dr. Schechter.

Conference Call

The Company will be holding a conference call today, August 13, 2008, at 10:00am ET (7:00am Pacific Time, 5:00pm Israel Time) to review the second quarter 2008 financial results and other corporate events.

Dr. Ido Schechter, CEO, will be on-line to discuss these results and take part in a question and answer session.

To participate, please call one of the following teleconferencing numbers at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 3455 855
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Top Image Systems’ website at: www.topimagesystems.com

About Top Image Systems
Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’s eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company’s website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding future operating or financial performance. Words such as “will,” “expects,” “anticipates,” “estimates,” “intends,” “believes,” “plans” and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), TIS’s ability to successfully integrate businesses it acquires, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Company Contact	Investor Relations Contact
Adi Bar-Lev	Ehud Helft / Kenny Green
Director of Marketing and IR	GK Investor Relations
adi@topimagesystems.com	Info@gkir.com
+972 545 330537	Tel: (US) 1 646 201 9246

Top Image Systems Ltd.
Consolidated Balance Sheet as at

	December 31, 2007	June 30, 2008
	In thousands US$

Assets

Current assets:
Cash and cash equivalents	8,156	5,887
Short-term deposit	-	316
Marketable securities	5,050	-
Trade receivables and unbilled customers, net	8,287	10,036
Other account receivables and prepaid expenses	1,758	1,675

Total current assets	23,251	17,914

Long term assets:
Severance funds payable	861	994
Long-term deposits and long-term asset	600	702
Long-term marketable securities	-	950
Property and equipment, net	786	777
Investment in affiliates	596	698
Intangible assets and deferred finance cost, net	2,475	2,013
Goodwill	7,665	8,059

Total long-term assets	12,983	14,193

Total assets	36,234	32,107

Liabilities and Shareholders' Equity

Current liabilities:
Short-term bank loans	1,991	2,783
Trade payables	2,089	1,494
Deferred revenues	3,607	2,023
Accrued expenses and accounts payable	5,539	3,748

Total current liabilities	13,226	10,048

Long-term liabilities:
Convertible debentures *)	9,928	9,499
Embedded derivative of Convertible debenture *)	1,671	-
Accrued severance payable	1,171	1,336

Total long-term liabilities	12,770	10,835

Total liabilities	25,996	20,883

Shareholders' equity
Share capital - Ordinary share of NIS 0.04 par value	98	98
Additional paid-in capital	31,025	31,092
Accumulated other comprehensive income	102	138
Accumulated deficit	(20,987)	(20,104)

Total shareholders' equity	10,238	11,224

Total liabilities and shareholders' equity	36,234	32,107

*)  The Company adopted SFAS No. 159 as of the beginning of 2008 and elected to apply the fair value option to convertible debentures

Top Image Systems Ltd.
Consolidated Statements of Operations for the

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2008	2007	2008
		In thousands US$, except per share data

Revenues
Product sales	3,421	4,118	5,168	9,358
Service revenues	2,701	4,225	4,995	8,270

Total revenues	6,122	8,343	10,163	17,628

Cost of revenues
Product costs	469	1,134	1,049	3,352
Service costs	1,836	2,283	3,390	4,662

Total cost of revenues	2,305	3,417	4,439	8,014

Gross profit	3,817	4,926	5,724	9,614

Expenses

Research and development costs, net	619	460	1,186	837
Selling and marketing	2,170	2,393	4,005	4,813
General and administrative	963	1,776	1,930	3,232

	3,752	4,629	7,121	8,882

Operating profit (loss)	65	297	(1,397)	732
Financial expenses, net	(137)	(1,506)	(170)	(732)

Loss before taxes on income	(72)	(1,209)	(1,567)	-
Taxes on Income	(25)	(16)	(34)	(37)
Other income	-	-	110	-
Equity profit (loss) of investment in affiliates	-	(29)	-	100

Net income (loss) for the period	(97)	(1,254)	(1,491)	63

Basic net income (loss) per share	(0.011)	(0.140)	(0.168)	0.007

Weighted average number of shares used in computation of basic net income (loss) per share	8,878,574	8,927,308	8,868,192	8,918,223

Diluted net income (loss) per share	(0.011)	(0.140)	(0.168)	0.007

Weighted average number of shares used in computation of diluted net income (loss) per share	8,878,574	8,948,920	8,868,192	8,940,156

A reconciliation of Non GAAP net income to GAAP net income is as follows (in thousands US$):

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2008	2007	2008

Net Income (loss) for the period	(97)	(1,254)	(1,491)	63
Stock option compensation expenses	76	22	152	45
Amortization of acquired Intangible Assets	130	(26)	205	285

Non-GAAP Net Income (loss)	109	(1,258)	(1,134)	393